Exhibit 99.1

Check-Cap Ltd.

Check-Cap Building

29 Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Check-Cap Ltd. (“Check-Cap,” the “Company,” “we,” “us” or “our”) to be held on Friday, October 17, 2025, at 10:00 a.m., Eastern Time, at Paul Hastings LLP, 200 Park Avenue, New York, NY 10166.

At the Meeting, you will be asked to consider and vote on the following proposals:

1.	to approve the merger (the “Merger”) of CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of Check-Cap (the “Merger Sub”), with and into MBody AI, a Nevada corporation (“MBody AI”), with MBody AI surviving and becoming a wholly-owned subsidiary of Check-Cap after the Merger, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2025, by and among MBody AI, the Merger Sub and Check-Cap to effect the Merger and other transactions described in the Merger Agreement, including the issuance of ordinary shares of the Company, par value NIS 48.00 per share (the “ordinary shares”), in connection with the Merger (collectively, the “Merger Proposal” or “Proposal 1”);

2.	to approve a reverse share split of the Company’s ordinary shares within a range of 1 for 14 to 1 for 100, the exact ratio to be determined by further action of the Company’s board of directors (the “Check-Cap Board” or the “Board of Directors”), to be effective on a date to be determined by the Check-Cap Board and announced by the Company, and to amend the Company’s articles of association (“Articles of Association”) to reflect any such reverse share split, if implemented (the “Reverse Split Proposal” or “Proposal 2”);

3.	to re-elect all four directors as members of our Board of Directors, each to serve until our next annual general meeting of shareholders and until their respective successors are duly elected and qualified or their earlier resignation or removal (the “Director Election Proposal” or “Proposal 3”); and

4.	to approve the change of Check-Cap’s name to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and to amend the Articles of Association to reflect the name change (the “Name Change Proposal” or “Proposal 4”).

In addition, at the Meeting, representatives of management will be available to review and discuss with shareholders the Company’s financial statements for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Check-Cap Board.

Background of the Meeting

On September 12, 2025, Check-Cap entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into MBody AI, with MBody AI surviving as a wholly-owned subsidiary of Check-Cap. Following the consummation of the Merger, Check-Cap will continue to conduct its legacy business as part of the combined company. The combined company will change its name from “Check-Cap, Ltd.” to “MBody AI Ltd.” or a similar name approved by the Israeli Registrar of Companies, effective as of the effective time under the Merger Agreement and continue to be incorporated in Israel.

MBody AI is a market-leading artificial intelligence company redefining the future of work through embodied AI. MBody AI is not building robots; it is engineering the “brains of autonomy,” a proprietary AI stack that powers intelligent systems capable of learning, adapting, and optimizing in real time. From its initial focus in hospitality, MBody AI is positioned to expand across warehousing, office management, and healthcare. These verticals represent trillions of dollars in addressable labor spend, and MBody AI is strategically placed to scale rapidly into global markets.

In connection with the Closing of the Merger, the Business Combination Agreement, dated as of March 25, 2024, by and between Apollo Technology Capital Corporation (formerly known as Nobul AI Corp.), a private Ontario corporation (“Apollo”), and Check-Cap (the “Apollo BCA”) will be terminated by mutual consent of the parties such that no termination fee will be due to Apollo or Check-Cap so long as Check-Cap continues to be open to future integration with Apollo, given the time and efforts expended by Apollo on management and operations of Check-Cap following the execution of the Apollo BCA. Upon the closing of the Merger, the loans made by Check-Cap to Apollo that are currently outstanding will be converted into a 7.5% equity position in Apollo that will be owned by Check-Cap, and each of the related loan agreements between Check-Cap and Apollo will be cancelled for no further consideration.

The Merger is also expected to complement and create potential synergies with Check-Cap’s Ghost Kitchen franchise rights in New Jersey, which were acquired pursuant to an Asset Purchase Agreement entered into on September 5, 2025. The Company expects the combined company to leverage shared technology, operational resources, and market relationships that will enable it to capitalize on the Ghost Kitchen franchise rights. In addition, the Company may look to integrate Apollo and its affiliates into Check-Cap’s business at a later date if it is deemed to be in the best interests of the Company and its shareholders.

In accordance with the Merger Agreement and Nasdaq Listing Rules, the transactions contemplated by the Merger are required to be approved by the Check-Cap shareholders and accordingly, we are presenting the Merger Proposal for approval at the Meeting. At a meeting held on September 11, 2025, the Check-Cap Board unanimously (i) determined that the Merger and the other transactions to which Check-Cap is a party, are fair to, advisable and in the best interests of Check-Cap and its shareholders, (ii) approved and declared advisable the Merger Proposal, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Check-Cap shareholders vote to approve the Merger and the transactions contemplated by the Merger Agreement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of the ordinary shares as of the close of business on September 16, 2025. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of the Company’s shareholders of record at the close of business on September 16, 2025, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with the Company’s transfer agent, Equiniti Trust Company, you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by mailing your Proxy. If you are a shareholder of record, these proxy materials are being sent directly to you by the Company’s transfer agent. You may submit your proxy by completing, signing and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name,” these proxy materials are being forwarded to you by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by the Company’s transfer agent no later than forty-eight (48) hours prior to the designated time for the Meeting. Proxies received by the Company’s transfer agent during the forty-eight (48) hours preceding the designated time for the Meeting will be presented to the Chairman of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

●	Voting by Internet or mobile. If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” you may vote those shares by accessing the Internet website address specified in the instructions provided by your broker, bank, trustee or nominee. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company’s Interim Chief Executive Officer, by granting a new proxy bearing a later date, or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the day, time and place as the Chairman of the Meeting shall determine. At least two shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name sign and submit proxies for such shares (in which case they are considered present for purposes of determining presence of a quorum at the Meeting) but do not have the discretionary authority to vote on such particular proposal. This occurs when brokers have not received any voting instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. The proposals described in this Notice are non-routine matters except for the Reverse Split Proposal; therefore, it is important that you vote your shares, either by proxy or in person at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Your vote is very important, regardless of the number of ordinary shares that you own. Each ordinary share entitles the holder to one vote.

Proposal 1 – the Merger Proposal:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve the Merger Proposal, excluding abstentions and broker non-votes and excluding any ordinary shares that are held by (i) MBody AI, Merger Sub or by any person holding directly or indirectly 25% or more of the voting power or the right to appoint 25% or more of the directors of MBody AI or Merger Sub, (ii) a person or entity acting on behalf of MBody AI, Merger Sub or a person or entity described in clause (i) above, or (iii) a family member of an individual contemplated by either of clause (i) or (ii) above, or an entity controlled by MBody AI, Merger Sub or any of the foregoing (each, a “Combined Company Affiliate”).  Each shareholder voting on Proposal 1 is required to indicate on the proxy card or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder is a Combined Company Affiliate.  Otherwise, the shareholder’s vote will not be counted for the purposes of the proposal.

Proposals 2 and 4: The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and entitled to vote and voting on the matter, is required to approve each of Proposals 2 and 4.

Proposal 3 - the Director Election Proposal: Each Director Nominee shall be voted on separately. Each Director Nominee shall be elected by the affirmative vote of the holders of the majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

In tabulating the voting results for the proposals, shares that constitute broker non-votes and abstentions are not considered votes cast on the proposals, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for the proposals.

Recommendation of the Board of Directors:

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL, “FOR” THE REVERSE SPLIT PROPOSAL, “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NOMINATED IN THE DIRECTOR ELECTION PROPOSAL, AND “FOR” THE NAME CHANGE PROPOSAL.

Detailed voting instructions are provided both in the Proxy Statement and the accompanying proxy card that have been furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on September 12, 2025 and are available for viewing via the SEC’s website at www.sec.gov.

If you have any questions or need assistance with voting at the Meeting, please contact our proxy solicitor:

MacKenzie Partners

1-800-322-2885 (shareholders)

1-212-929-5500 (banks and brokers)

On behalf of Check-Cap’s Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

/s/ David Lontini
David Lontini
Chairman of the Board of Directors

September 12, 2025

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